Despite a clear directive from Judge Ostrager, Fuji continues to conceal highly material documents from Xerox shareholders

Fuji has forced Darwin Deason to obtain a court order for Fuji to comply with the court's directive (attached are his motions).

Select Xerox/Fuji Concealment History

1. Crown Jewel Lock-Up (and admission of its effect on Xerox)
2. Krongard Letter – "Four Sleepless Nights"
3. Xerox CEO search and identification of John Visentin as final candidate
4. Xerox's board's unanimous decision for Jacobson to cease negotiations with Fuji, and Jacobson disobeying that directive
5. Xerox financial advisor saying the transaction consideration is inadequate and the premium value is "made up"
7. Jacobson "switch[ing] sides" and lobbying for his job and coaching Fuji during negotiations
8. All highly material documents from Fuji, including the redacted sections of the Darwin Deason complaint

If this is the information Xerox/Fuji finally has disclosed, after repeated requests, how damning is the remaining concealed information? We will find out at the April 26 New York state court public hearing.

April 19th Court Directive

[Concealing documents] is "**particularly disfavored** in the context of a case" like this one and "documents relating to business strategy, completely unrelated to this transaction … might appropriately be sealed, but **anything that relates to the negotiations of this transaction, I would think would be fair game** for the trier of fact to see in connection with resolving the issue that would affect the other parties." There is a "**very high bar**" to maintain concealment of these Fuji documents from Xerox shareholders. (**Judge Ostrager,** April 19, 2018 Conference Transcript at 3:7-10, 6:20-26 and 8:4)



Fuji is the company that wants to own 50.1% of a U.S. public corporation. Will the Xerox minority shareholders require a court order every time they want to see a material document?

1

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

_____

DARWIN DEASON,

                      Plaintiff,

          v.

FUJIFILM HOLDINGS CORP., XEROX
CORP., JEFF JACOBSON, GREGORY Q.
BROWN, JOSEPH J. ECHEVARRIA,
WILLIAM CURT HUNTER, ROBERT J.
KEEGAN, CHERYL GORDON
KRONGARD, CHARLES PRINCE, ANN
N. REESE, STEPHEN H. RUSCKOWSKI,
SARA MARTINEZ TUCKER and URSULA
M. BURNS,

                      Defendants.

_____

)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)
)

Index No. 650675/2018

(Ostrager, J.)

PLAINTIFF'S OMNIBUS MEMORANDUM OF LAW IN
OPPOSITION TO THE DEFENDANTS' MOTIONS TO SEAL

KING & SPALDING LLP
Israel Dahan
Richard T. Marooney
Peter Isajiw
1185 Avenue of the Americas
New York, NY 10036
Telephone No.: (212) 556-2114

Robert E. Meadows
1100 Louisiana, Suite 4000
Houston, TX 77002
Telephone No.: 713) 276-7370

Counsel for Plaintiff

In furtherance of their continued campaign to conceal highly relevant information from Xerox shareholders and the public at large, Fujifilm Holdings Corp. ("Fuji") and the Xerox Defendants[1] have both filed motions to seal certain internal documents that concern the negotiations of the proposed Fuji/Xerox transaction (the "Transaction") and support Plaintiff's claims of wrongdoing by Defendants. The Court should deny Defendants' motions to seal and allow Xerox shareholders complete and unfettered access to such relevant information and documents.

Under New York law, there is a broad presumption that the public is entitled access to court records. *Mosallem v. Berenson*, 76 A.D.3d 345, 348 (1st Dep't 2010). This presumption comes from the constitutional, statutory, and common law of the state. *Matter of Brownstone*, 191 A.D.2d 167, 167 (1st Dep't 1993); *Danco Labs. v. Chem. Works of Gedeon Richter, Ltd.*, 274 A.D.2d 1, 6 (1st Dep't 2000). Thus, the bar for sealing court records is accordingly high:

> Except where otherwise provided by statute or rule, a court shall not enter an order in any action or proceeding sealing the court records, whether in whole or in part, except upon a written finding of good cause, which shall specify the grounds thereof. In determining whether good cause has been shown, the court shall consider the interests of the public as well as of the parties. Where it appears necessary or desirable, the court may prescribe appropriate notice and opportunity to be heard.

22 NYCRR § 216.1(a).

The First Department has interpreted § 216.1(a) to mean that "[c]onfidentiality is clearly the exception, not the rule, and the court is always required to make an independent determination" that good cause for sealing exists. *Matter of Hofmann*, 284 A.D.2d 92, 93-94 (1st Dep't 2001). This determination "presupposes that public access to the documents at issue will likely result in harm to a **compelling interest** of the movant, and that **no alternative** to sealing

---

[1] The Xerox Defendants are Xerox Corporation and the individual named defendants.

can adequately protect the threatened interest." *Mancheski v. Gabelli Grp. Capital Partners*, 39 A.D.3d 499, 502 (2d Dep't 2007) (emphasis added). And the burden is on Defendants "to demonstrate compelling circumstances to justify restricting public access" to the documents identified in their motions. *Mosallem*, 76 A.D.3d at 349.

Consistent with the foregoing well-settled law, at the April 19, 2018 pre-hearing conference in this matter (which was open to the public), the Court expressly instructed the parties that sealing is "particularly disfavored in the context of a case," like this one, "involving a change in corporate control in which the public and shareholders have an interest." April 19, 2018 Conference Transcript ("Tr. ____") at 3:7-10. The Court also drew a general line between the information that would and would not be appropriate for sealing:

> documents relating to business strategy, completely unrelated to this transaction
> … might appropriately be sealed, but **anything that relates to the negotiations
> of this transaction, I would think would be fair game** for the trier of fact to see
> in connection with resolving the issue that would affect the other parties.

Tr. at 6:20-26 (emphasis added). Measured against the Court's admonitions, and the applicable standard, Defendants do not come close to establishing good cause to seal their documents from Xerox shareholders.

I.   Fuji Has Not Shown Good Cause To Seal Its Documents

Despite the Court's clear position on what documents are "fair game" and not appropriate for sealing, Defendant Fuji continues to campaign for the sealing of five documents (the "Fuji Documents") and all parts of Plaintiff's amended complaint and preliminary injunction papers that refer to those Fuji Documents.[2] *See* Fuji Memorandum of Law ("Fuji Mem. ____") at 3-4. Fuji claims that the Fuji Documents reflect its discussions, negotiations, and assessments of the

_____

[2] On April 20, 2018, counsel for Plaintiff emailed counsel for Fuji asking whether Fuji would consider withdrawing its motion to seal in light of the views expressed by the Court at the April 19 conference. Counsel for Fuji responded that Fuji recognizes the "heavy burden" it faces in convincing the Court for confidential treatment of the Fuji Documents, but nonetheless wishes to proceed with its motion to seal.

2

Transaction, and Fuji may be disadvantaged in future negotiations with Xerox regarding "the Transaction or . . . a new combination." *Id.* at 6.

The Fuji Documents, however, are precisely what this Court said should be "fair game" and accessible to the public, especially in a case "involving a change in corporate control in which the public and shareholders have an interest." In fact, the Court directly addressed one of the Fuji Documents during the public April 19 conference—Fuji's summary of a November 14, 2017 meeting with Xerox—and told Fuji's counsel that Fuji would face "a very high bar" to justify sealing such document. *See* Tr. at 7:26-8:6.[3] All five of the Fuji Documents should be subject to this very high bar; four are summaries of meetings between Fuji and Xerox that took place between July and November 2017, and the fifth is a set of talking points for a meeting between Fuji and Xerox that occurred in January 2018.

Not surprisingly, nowhere in its motion, does Fuji explain or describe the purported competitive sensitive information contained in the Fuji Documents. There is none. Instead, nearly all of the text in the Fuji Documents merely summarizes conversations *between* Fuji and Xerox, undermining the suggestion that disclosure could harm Fuji's competitive position vis-à-vis Xerox in future negotiations. *See* Fuji Mem. at 6 (claiming Fuji "would be unfairly disadvantaged in any future arm's-length negotiations"). And as to the claim that the Fuji Documents reflect "internal" communications and analyses, *id.* at 5, Fuji's internal deliberations are not inherently proprietary.

In its motion, Fuji makes an amorphous claim that access to the Fuji Documents would somehow empower Plaintiff and Carl Icahn to "spin events" and gain an "improper advantage in

---

[3] Notably, in Fuji's Memorandum of Law in opposition to Plaintiff's motion for preliminary injunction and in further support of its motion to dismiss, which it recently filed partially redacted, Fuji explicitly discusses the November 14 meeting with Xerox and what it contends was discussed at that meeting. Thus, for Fuji to now be claiming that its internal summary memo of that November 14 meeting should be kept confidential and hidden from shareholders strains credulity.

3

the proxy fight." *Id.* at 6-7. This is fiction and not a competitive harm for which sealing is appropriate. No competitor of Fuji's will gain "an unearned advantage" by reading the Fuji Documents because they are not competitively sensitive. *Mancheski*, 39 A.D.3d at 503; *Mosallem*, 76 A.D.3d at 350 ("In the business context, we have allowed for sealing . . . where the release of documents could threaten a business's competitive advantage."). Moreover, Plaintiff and Mr. Icahn are not Fuji's competitors. And the fact that access to discovery in this case may cause Xerox's shareholders to vote for new directors proves the importance of disclosure.[4]

II.   The Xerox Defendants Have Not Shown Good Cause To Seal Their Documents

The Xerox Defendants ask the Court to seal approximately 45 documents (the "Xerox Documents") attached to the Israel Dahan Affirmation filed in support of Plaintiff's preliminary injunction brief.[5] *See* Affirmation of Jaren Janghorbani ¶ 3. The Xerox Defendants claim that the Xerox Documents reflect competitively sensitive information about *inter alia* Xerox's merger and acquisition activities, finances, and Board deliberations. Xerox Memorandum of Law ("Xerox Mem. _____") at 2-3. As to harm, the Xerox Defendants say that public disclosure "risks providing an advantage to commercial competitors or transactional counterparties, causing competitive harm, or revealing sensitive and personal information wholly irrelevant to this litigation." *Id.* at 3.

---

[4] Fuji's claim that there is no public interest in the Fuji Documents is disingenuous. Fuji Mem. at 7-8. The Court said at the April 19 conference that Xerox's shareholders and the public at large have an interest in this case. Tr. 3:7-10. Fuji cites *In re Winston*, 1991 NYLJ LEXIS 5440 (Sup. Ct. 1991), a case that involved two *private* corporations "whose financial statements ha[d] never been made public." *Id.* at *3. This case, in contrast, involves two public corporations, whose financial statements are regularly public, and Fuji's financial statements are not in the Fuji Documents in any event.

[5] In their motion, the Xerox Defendants also asked the Court to seal in their entirety Plaintiff's amended complaint, supplemental memorandum in support of the preliminary injunction, and memorandum in opposition to Fuji's motion to dismiss. *See* Affirmation of Jaren Janghorbani at ¶ 3. The Xerox Defendants have since withdrawn this request.

The Xerox Defendants' bald claim that the Xerox Documents reflect competitively sensitive information does not prove the compelling circumstances required for sealing. *See Matter of Hofmann*, 284 A.D.2d at 94 ("[C]onclusory claims of the need for confidentiality . . . are insufficient to seal a record."). Indeed, a review of the Xerox Documents show that they do not contain competitively sensitive information, but rather contain information relevant to the negotiations of the Transaction. Specifically, they include presentations to the Xerox Board during the negotiation period and communications between or among Xerox executives, board members, financial advisors and even Fuji executives concerning the negotiations of the Transaction. In other words, the Xerox Documents are the very type of document the Court made clear was "fair game" and would be important to Xerox shareholders.

Notably, nowhere in their five-page memorandum of law do the Xerox Defendants explain or describe how the information in each of the Xerox Documents they seek to seal reveal confidential terms. The Xerox Defendants also fail to show what "advantage" is at stake, which "competitors" will receive it, or how it will cause "competitive harm" to Xerox. And the Xerox Defendants certainly do not allege "facts from which any **specific** harm can be established, let alone harm that outweighs the importance of public access to [] records." *Mosallem*, 76 A.D.3d at 351 (emphasis added).

III. Conclusion

Accordingly, for all the foregoing reasons, Plaintiff respectfully requests that the Court deny the motions to seal filed by Fuji and the Xerox Defendants in their entirety.

Dated: April 23, 2018
New York, New York

KING & SPALDING LLP

By: */s/ Israel Dahan*
Israel Dahan
Richard T. Marooney
Peter Isajiw
1185 Avenue of the Americas
New York, NY 10036
Telephone No.: (212) 556-2114
Email: idahan@kslaw.com

Robert E. Meadows
(*admitted pro hac vice*)
1100 Louisiana, Suite 4000
Houston, TX 77002
Telephone No.: (713) 276-7370
Email: rmeadows@kslaw.com

Counsel for Plaintiff

6

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

DARWIN DEASON,	)))
Plaintiff,	))
v.	))
XEROX CORP., JEFF JACOBSON, GREGORY Q. BROWN, JOSEPH J. ECHEVARRIA, WILLIAM CURT HUNTER, ROBERT J. KEEGAN, CHERYL GORDON KRONGARD, CHARLES PRINCE, ANN N. REESE, STEPHEN H. RUSCKOWSKI, and SARA MARTINEZ TUCKER,	))))))))))))
Defendants.	))

Index No. 650988/2018

(Ostrager, J.)

PLAINTIFF'S OMNIBUS MEMORANDUM OF LAW IN OPPOSITION TO THE DEFENDANTS' MOTIONS TO SEAL

KING & SPALDING LLP
Israel Dahan
Richard T. Marooney
Peter Isajiw
1185 Avenue of the Americas
New York, NY 10036
Telephone No.: (212) 556-2114

Robert E. Meadows
1100 Louisiana, Suite 4000
Houston, TX 77002
Telephone No.: 713) 276-7370

Counsel for Plaintiff

In furtherance of their continued campaign to conceal highly relevant information from Xerox shareholders and the public at large, Fujifilm Holdings Corp. ("Fuji") and the Xerox Defendants[1] have both filed motions to seal certain internal documents that concern the negotiations of the proposed Fuji/Xerox transaction (the "Transaction") and support Plaintiff's claims of wrongdoing by Defendants. The Court should deny Defendants' motions to seal and allow Xerox shareholders complete and unfettered access to such relevant information and documents.

Under New York law, there is a broad presumption that the public is entitled access to court records. *Mosallem v. Berenson*, 76 A.D.3d 345, 348 (1st Dep't 2010). This presumption comes from the constitutional, statutory, and common law of the state. *Matter of Brownstone*, 191 A.D.2d 167, 167 (1st Dep't 1993); *Danco Labs. v. Chem. Works of Gedeon Richter, Ltd.*, 274 A.D.2d 1, 6 (1st Dep't 2000). Thus, the bar for sealing court records is accordingly high:

> Except where otherwise provided by statute or rule, a court shall not enter an order in any action or proceeding sealing the court records, whether in whole or in part, except upon a written finding of good cause, which shall specify the grounds thereof. In determining whether good cause has been shown, the court shall consider the interests of the public as well as of the parties. Where it appears necessary or desirable, the court may prescribe appropriate notice and opportunity to be heard.

22 NYCRR § 216.1(a).

The First Department has interpreted § 216.1(a) to mean that "[c]onfidentiality is clearly the exception, not the rule, and the court is always required to make an independent determination" that good cause for sealing exists. *Matter of Hofmann*, 284 A.D.2d 92, 93-94 (1st Dep't 2001). This determination "presupposes that public access to the documents at issue will likely result in harm to a **compelling interest** of the movant, and that **no alternative** to sealing

---

[1] The Xerox Defendants are Xerox Corporation and the individual named defendants.

can adequately protect the threatened interest." *Mancheski v. Gabelli Grp. Capital Partners*, 39 A.D.3d 499, 502 (2d Dep't 2007) (emphasis added). And the burden is on Defendants "to demonstrate compelling circumstances to justify restricting public access" to the documents identified in their motions. *Mosallem*, 76 A.D.3d at 349.

Consistent with the foregoing well-settled law, at the April 19, 2018 pre-hearing conference in this matter (which was open to the public), the Court expressly instructed the parties that sealing is "particularly disfavored in the context of a case," like this one, "involving a change in corporate control in which the public and shareholders have an interest." April 19, 2018 Conference Transcript ("Tr. ____") at 3:7-10. The Court also drew a general line between the information that would and would not be appropriate for sealing:

> documents relating to business strategy, completely unrelated to this transaction
> … might appropriately be sealed, but **anything that relates to the negotiations**
> **of this transaction, I would think would be fair game** for the trier of fact to see
> in connection with resolving the issue that would affect the other parties.

Tr. at 6:20-26 (emphasis added). Measured against the Court's admonitions, and the applicable standard, Defendants do not come close to establishing good cause to seal their documents from Xerox shareholders.

I.   Fuji Has Not Shown Good Cause To Seal Its Documents

Despite the Court's clear position on what documents are "fair game" and not appropriate for sealing, Defendant Fuji continues to campaign for the sealing of five documents (the "Fuji Documents") and all parts of Plaintiff's amended complaint and preliminary injunction papers that refer to those Fuji Documents.[2] *See* Fuji Memorandum of Law ("Fuji Mem. ____") at 3-4. Fuji claims that the Fuji Documents reflect its discussions, negotiations, and assessments of the

---

[2] On April 20, 2018, counsel for Plaintiff emailed counsel for Fuji asking whether Fuji would consider withdrawing its motion to seal in light of the views expressed by the Court at the April 19 conference. Counsel for Fuji responded that Fuji recognizes the "heavy burden" it faces in convincing the Court for confidential treatment of the Fuji Documents, but nonetheless wishes to proceed with its motion to seal.

2

Transaction, and Fuji may be disadvantaged in future negotiations with Xerox regarding "the Transaction or . . . a new combination." *Id.* at 6.

The Fuji Documents, however, are precisely what this Court said should be "fair game" and accessible to the public, especially in a case "involving a change in corporate control in which the public and shareholders have an interest." In fact, the Court directly addressed one of the Fuji Documents during the public April 19 conference—Fuji's summary of a November 14, 2017 meeting with Xerox—and told Fuji's counsel that Fuji would face "a very high bar" to justify sealing such document. *See* Tr. at 7:26-8:6.[3] All five of the Fuji Documents should be subject to this very high bar; four are summaries of meetings between Fuji and Xerox that took place between July and November 2017, and the fifth is a set of talking points for a meeting between Fuji and Xerox that occurred in January 2018.

Not surprisingly, nowhere in its motion, does Fuji explain or describe the purported competitive sensitive information contained in the Fuji Documents. There is none. Instead, nearly all of the text in the Fuji Documents merely summarizes conversations *between* Fuji and Xerox, undermining the suggestion that disclosure could harm Fuji's competitive position vis-à-vis Xerox in future negotiations. *See* Fuji Mem. at 6 (claiming Fuji "would be unfairly disadvantaged in any future arm's-length negotiations"). And as to the claim that the Fuji Documents reflect "internal" communications and analyses, *id.* at 5, Fuji's internal deliberations are not inherently proprietary.

In its motion, Fuji makes an amorphous claim that access to the Fuji Documents would somehow empower Plaintiff and Carl Icahn to "spin events" and gain an "improper advantage in

---

[3] Notably, in Fuji's Memorandum of Law in opposition to Plaintiff's motion for preliminary injunction and in further support of its motion to dismiss, which it recently filed partially redacted, Fuji explicitly discusses the November 14 meeting with Xerox and what it contends was discussed at that meeting. Thus, for Fuji to now be claiming that its internal summary memo of that November 14 meeting should be kept confidential and hidden from shareholders strains credulity.

3

the proxy fight." *Id.* at 6-7. This is fiction and not a competitive harm for which sealing is appropriate. No competitor of Fuji's will gain "an unearned advantage" by reading the Fuji Documents because they are not competitively sensitive. *Mancheski*, 39 A.D.3d at 503; *Mosallem*, 76 A.D.3d at 350 ("In the business context, we have allowed for sealing . . . where the release of documents could threaten a business's competitive advantage."). Moreover, Plaintiff and Mr. Icahn are not Fuji's competitors. And the fact that access to discovery in this case may cause Xerox's shareholders to vote for new directors proves the importance of disclosure.[4]

II.   The Xerox Defendants Have Not Shown Good Cause To Seal Their Documents

The Xerox Defendants ask the Court to seal approximately 45 documents (the "Xerox Documents") attached to the Israel Dahan Affirmation filed in support of Plaintiff's preliminary injunction brief.[5] *See* Affirmation of Jaren Janghorbani ¶ 3. The Xerox Defendants claim that the Xerox Documents reflect competitively sensitive information about *inter alia* Xerox's merger and acquisition activities, finances, and Board deliberations. Xerox Memorandum of Law ("Xerox Mem. _____") at 2-3. As to harm, the Xerox Defendants say that public disclosure "risks providing an advantage to commercial competitors or transactional counterparties, causing competitive harm, or revealing sensitive and personal information wholly irrelevant to this litigation." *Id.* at 3.

---

[4] Fuji's claim that there is no public interest in the Fuji Documents is disingenuous. Fuji Mem. at 7-8. The Court said at the April 19 conference that Xerox's shareholders and the public at large have an interest in this case. Tr. 3:7-10. Fuji cites *In re Winston*, 1991 NYLJ LEXIS 5440 (Sup. Ct. 1991), a case that involved two *private* corporations "whose financial statements ha[d] never been made public." *Id.* at *3. This case, in contrast, involves two public corporations, whose financial statements are regularly public, and Fuji's financial statements are not in the Fuji Documents in any event.

[5] In their motion, the Xerox Defendants also asked the Court to seal in their entirety Plaintiff's amended complaint, supplemental memorandum in support of the preliminary injunction, and memorandum in opposition to Fuji's motion to dismiss. *See* Affirmation of Jaren Janghorbani at ¶ 3. The Xerox Defendants have since withdrawn this request.

The Xerox Defendants' bald claim that the Xerox Documents reflect competitively sensitive information does not prove the compelling circumstances required for sealing. *See Matter of Hofmann*, 284 A.D.2d at 94 ("[C]onclusory claims of the need for confidentiality . . . are insufficient to seal a record."). Indeed, a review of the Xerox Documents show that they do not contain competitively sensitive information, but rather contain information relevant to the negotiations of the Transaction. Specifically, they include presentations to the Xerox Board during the negotiation period and communications between or among Xerox executives, board members, financial advisors and even Fuji executives concerning the negotiations of the Transaction. In other words, the Xerox Documents are the very type of document the Court made clear was "fair game" and would be important to Xerox shareholders.

Notably, nowhere in their five-page memorandum of law do the Xerox Defendants explain or describe how the information in each of the Xerox Documents they seek to seal reveal confidential terms. The Xerox Defendants also fail to show what "advantage" is at stake, which "competitors" will receive it, or how it will cause "competitive harm" to Xerox. And the Xerox Defendants certainly do not allege "facts from which any **specific** harm can be established, let alone harm that outweighs the importance of public access to [] records." *Mosallem*, 76 A.D.3d at 351 (emphasis added).

III. Conclusion

Accordingly, for all the foregoing reasons, Plaintiff respectfully requests that the Court deny the motions to seal filed by Fuji and the Xerox Defendants in their entirety.

Dated: April 23, 2018
New York, New York

KING & SPALDING LLP

By: */s/ Israel Dahan*
Israel Dahan
Richard T. Marooney
Peter Isajiw
1185 Avenue of the Americas
New York, NY 10036
Telephone No.: (212) 556-2114
Email: idahan@kslaw.com

Robert E. Meadows
(*admitted pro hac vice*)
1100 Louisiana, Suite 4000
Houston, TX 77002
Telephone No.: (713) 276-7370
Email: rmeadows@kslaw.com

Counsel for Plaintiff

6